SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                         MARKETING SERVICES GROUP, INC.
                                (Name of Issuer)

                          Common Stock, par value $.01
                         (Title of Class of Securities)

                                    570907105
                                 (CUSIP Number)
                                 Laura Huberfeld
                 152 West 57th Street, New York, New York 10019
                                  212-581-0500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 15, 1999
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-I(b)(3) or (4), check the following box [ ]

         Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

         NOTE: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Schedule 13D

CUSIP NO. 570907105        13D      Page 2 of 8 Pages

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Laura Huberfeld

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) [ ]
                                                        (b)      [X]

3.       SEC USE ONLY


4.       SOURCE OF FUNDS*


5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(E)                          [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                               New York

7.       SOLE VOTING POWER


8.       SHARED VOTING POWER


9.       SOLE DISPOSITIVE POWER


10.      SHARED DISPOSITIVE POWER


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                        [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                  Less than 5%

14.      TYPE OF REPORTING PERSON*
                                       IN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  Schedule 13D

CUSIP NO. 570907105        13D      Page 3 of 8 Pages
          ---------


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Laura Huberfeld/Naomi Bodner Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                              (b) [X]

3.       SEC USE ONLY


4.       SOURCE OF FUNDS*


5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(E)                           [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                    New York

7.       SOLE VOTING POWER


8.       SHARED VOTING POWER


9.       SOLE DISPOSITIVE POWER


10.      SHARED DISPOSITIVE POWER


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                          [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                  Less than 5%

14.      TYPE OF REPORTING PERSON*
                                  PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  Schedule 13D

CUSIP NO. 570907105        13D      Page 4 of 8 Pages
          ---------


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Huberfeld-Bodner Family Foundation, Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                              (b) [X]

3.       SEC USE ONLY


4.       SOURCE OF FUNDS*


5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(E)                           [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                    New York

7.       SOLE VOTING POWER


8.       SHARED VOTING POWER


9.       SOLE DISPOSITIVE POWER


10.      SHARED DISPOSITIVE POWER


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                          [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                  Less than 5%

14.      TYPE OF REPORTING PERSON*
                                       CO



                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                          Page 5 of 8 Pages

Item 1.  Security and Issuer

         This statement relates to Common Stock, par value $.01 (the "Common Stock"), of Marketing Services Group, Inc. (the "Company"). The address of the principal executive office of the Company is 333 Seventh Avenue, New York. This is amendment No. 4 to a Schedule 13D that was filed on June 19, 1996 (as previously amended, the "Schedule 13D"). Terms not defined herein shall have the meaning ascribed to them in the Schedule 13D. Unless amended hereby, information contained in the Schedule 13D is confirmed in all respects.

Item 5.  Interest in Securities of the Issuer.

         (a) Reporting Persons own in the aggregate less than five percent of the Company's securities.

         (c) The following tables set forth the sales made by the Reporting Persons.

                                 Laura Huberfeld


Date                  Transaction Code   Number of Shares  Price @ Share
--------------------- ------------------ ----------------- ---------------------
3/5/99                s                             9,300              $7.4375
--------------------- ------------------ ----------------- ---------------------
3/5/99                s                             9,400              $7.4063
--------------------- ------------------ ----------------- ---------------------
3/5/99                s                            10,100              $7.4688
--------------------- ------------------ ----------------- ---------------------
3/5/99                s                            10,200              $7.50
--------------------- ------------------ ----------------- ---------------------
3/5/99                s                            11,000              $7.4844
--------------------- ------------------ ----------------- ---------------------
3/5/99                s                            50,000              $7.427
--------------------- ------------------ ----------------- ---------------------
3/10/99               s                               100              $8.50
--------------------- ------------------ ----------------- ---------------------
3/10/99               s                            15,000              $9.2813
--------------------- ------------------ ----------------- ---------------------
3/10/99               s                             7,000              $9.4844
--------------------- ------------------ ----------------- ---------------------
3/10/99               s                            43,500              $10.9844
--------------------- ------------------ ----------------- ---------------------
3/10/99               s                             1,900              $11
--------------------- ------------------ ----------------- ---------------------
3/10/99               s                               200              $11
--------------------- ------------------ ----------------- ---------------------
3/10/99               s                            10,500              $9.1094
--------------------- ------------------ ----------------- ---------------------
3/10/99               s                            15,400              $9.1094
--------------------- ------------------ ----------------- ---------------------
3/10/99               s                             3,000              $9.1094
--------------------- ------------------ ----------------- ---------------------
3/10/99               s                             3,000              $9.0313
--------------------- ------------------ ----------------- ---------------------

3/10/99               s                             4,000              $11
--------------------- ------------------ ----------------- ---------------------
3/12/99               s                             1,000              $8.50
--------------------- ------------------ ----------------- ---------------------
3/15/99               s                             1,700              $8.25
--------------------- ------------------ ----------------- ---------------------
3/15/99               s                            30,500              $8.4844
--------------------- ------------------ ----------------- ---------------------
3/16/99               s                             6,948              $8.6094
--------------------- ------------------ ----------------- ---------------------
3/16/99               s                             7,600              $8.5469
--------------------- ------------------ ----------------- ---------------------
3/16/99               s                            14,000              $8.4844
--------------------- ------------------ ----------------- ---------------------
3/17/99               s                             2,400              $8.4844
--------------------- ------------------ ----------------- ---------------------
3/17/99               s                             8,700              $8.125
--------------------- ------------------ ----------------- ---------------------
3/17/99               s                             8,100              $8
--------------------- ------------------ ----------------- ---------------------
3/17/99               s                             9,200              $8.25
--------------------- ------------------ ----------------- ---------------------
3/18/99               s                            15,000              $8.1623
--------------------- ------------------ ----------------- ---------------------
3/19/99               s                            66,800              $8.0469
--------------------- ------------------ ----------------- ---------------------
3/22/99               s                             5,100              $8.0625
--------------------- ------------------ ----------------- ---------------------
3/22/99               s                            52,000              $8.0469
--------------------- ------------------ ----------------- ---------------------
3/23/99               s                             5,800              $7.8594
--------------------- ------------------ ----------------- ---------------------
3/24/99               s                            21,100              $7.9844
--------------------- ------------------ ----------------- ---------------------
3/24/99               s                             6,300              $7.875
--------------------- ------------------ ----------------- ---------------------
3/24/99               s                            35,000              $7.91
--------------------- ------------------ ----------------- ---------------------
3/24/99               s                             5,500              $7.8594
--------------------- ------------------ ----------------- ---------------------
3/24/99               s                             2,000              $7.9688
--------------------- ------------------ ----------------- ---------------------
3/25/99               s                            19,300              $7.9844
--------------------- ------------------ ----------------- ---------------------
3/25/99               s                            30,000              $8.1094
--------------------- ------------------ ----------------- ---------------------
3/25/99               s                             1,500              $8.3125
--------------------- ------------------ ----------------- ---------------------
3/25/99               s                            10,900              $8.50
--------------------- ------------------ ----------------- ---------------------
3/26/99               s                             5,000              $8.7344
--------------------- ------------------ ----------------- ---------------------
3/26/99               s                            20,400              $8.4844
--------------------- ------------------ ----------------- ---------------------
3/26/99               s                               100              $8.75
--------------------- ------------------ ----------------- ---------------------

                                                             Page 7 of 8 Pages

                     The Huberfeld-Bodner Family Foundation


Date                  Transaction Code Number of Shares Price @ Share
--------------------- ---------------- ---------------- ------------------------
3/1/99                s                          55,820                 $6.73
--------------------- --------------------------------- ------------------------
3/1/99                s                          50,000                 $6.4688
--------------------- --------------------------------- ------------------------
3/4/99                s                          13,140                 $6.625
--------------------- --------------------------------- ------------------------
3/4/99                s                           8,180                 $6.6875
--------------------- --------------------------------- ------------------------


         (e) On or about March 15, Reporting Persons ceased to be the beneficial owners of more than five percent of the Company's securities.

                                                             Page 8 of 8 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of each of the undersigneds' knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 20, 1999


                                              LAURA HUBERFELD/NAOMI BODNER
                                              PARTNERSHIP


                                               By:   /s/
                                               Laura Huberfeld, General Partner

                                                     /s/
                                               Laura Huberfeld



                                               HUBERFELD-BODNER FAMILY
                                               FOUNDATION, INC.


                                                By: /s/
                                                Laura Huberfeld, VP